Bulldog Investors
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
(201) 881-7111 // Fax: (201) 556-0097
// pgoldstein@bulldoginvestors.com

			        April 20, 2015

Dear Fellow Shareholder of LMP Real Estate Income Fund ("RIT"):

    RIT's shares have long traded at a sizeable discount to their net asset value ("NAV"). At the annual meeting, Bulldog
Investors will propose that RIT conduct a self-tender offer.
Legg Mason, the manager of RIT, opposes our proposal.

    Sadly, cheating in our country has become all too common. We seem to continually hear about athletes using banned performance enhancing drugs, school administrators giving students test questions in advance, politicians and television news anchors fibbing about their battlefield experiences, etc.

    All we ask from management is to conduct a fair election. We do not expect Legg Mason not to try to persuade shareholders to vote against our proposal. We don't even object to its personal attacks on us. Win or lose, we will accept the will of the shareholders. Unfortunately, management is apparently so desperate to win that it has crossed the line from zealous soliciting to cheating. Here are some of the dirty tricks management of RIT has used to undermine a fair election process:

..	Management says it is fully justified in issuing a proxy card
	that does not allow shareholders to vote for or against our proposal for a self-tender offer. Its reason is the same as the one given by Squealer the Pig in George Orwell's Animal Farm to explain why allowing democratic decision making by the animals was dangerous:

	Do not imagine, comrades, that leadership is a pleasure. On the contrary, it is a deep and heavy responsibility. No one believes more firmly than Comrade Napoleon that all animals are equal. He would be only too happy to let you make your decisions for yourselves. But sometimes you might make the wrong decisions, comrades, and then where should we be?

    	For the record, we hereby give management permission to allow shareholders to vote on our proposal on its proxy card. If it refuses to do so, that is its own choice!

..	Obviously, an election cannot be called fair if only one side has
	access to the shareholder list. Yet, until we were on the verge of suing, management refused to provide us with the list. On March 30th, we requested a copy of the list of shareholders of RIT. Management stalled and did not even respond until April 7th when it sent us a letter denying our request. Management's reason: "We don't have to give you the shareholder list." Meanwhile, management was feverishly soliciting shareholders while we were unable to contact them. We then told management we would sue if it did not immediately give us the shareholder list. Late the next day, management finally agreed to provide the shareholder list - but it insisted that we had to go to Legg Mason's office to pick it up (rather than just emailing it to us even though it had the list in an electronic format). We then sent a courier to Legg Mason's office but he was given a hard copy of the shareholder list with such tiny print that it was practically illegible. We complained to management and again threatened to sue. Finally, on April 13th, we received a legible copy of the shareholder list.

	It is clear that management's unethical stalling and gamesmanship was designed to gain an unfair advantage. In our book, that is cheating.

..	Mark Twain said, "There are three kinds of lies: lies, damned lies,
	and statistics."

	Management sent shareholders a bar graph showing solid performance for RIT for the 1, 3, and 5 year periods ending February 28, 2015. However, according to CEF Connect, RIT's stock price was down a whopping 77% in 2007-2008. In fact, RIT's current stock price of $12.87 is only slightly more than 50% of its peak price of $25 per share. Management professes to be concerned about long term performance but provided a graph whose initial measuring period conveniently began after a precipitous fall in RIT's stock price. Apparently, management hopes that shareholders have short memories.

	As they say, liars cheat and cheaters lie. Regardless of what any shareholder thinks about the merits of our tender offer proposal, the actions described above should be troubling. They should cause shareholders to consider whether management of RIT can be trusted to do the right thing when its own interests conflict with the interests of shareholders.

							Very truly yours,

							/S/ Phillip Goldstein

							Phillip Goldstein
							Principal